

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 20, 2016

Alison K. Engel
Chief Financial Officer
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107-0910

    Re: Gannett Co., Inc.
             Form 10-K for Fiscal Year Ended December 27, 2015
             Filed February 25, 2016
             File No. 001-36874

Dear Ms. Engel:

We have reviewed your May 23, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2016 letter.

Form 10-K for Fiscal Year Ended December 27, 2015

Financial Statements

Notes to Consolidated and Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

Segment presentation, page 41

1. We note from your response to prior comment one that you believe your USAT, USCP, and UK Group operating segments meet the aggregation criteria under ASC 280-10-50-11. In this regard, please address the following:

- Please tell us the pricing structure of each operating segment, including the revenue (or % of revenue) derived from subscription and advertising revenues, including the trends in each segment currently and going forward.
- Explain in further detail, the factors that contribute to the differing margins in each operating segment. For example, given the higher margins in the UK segment, provide more detail as to the differences in costs and please tell us why you believe it is economically similar to the other segments. Also, please explain in more detail why the proximity issues in the UK result in higher margins. For the USAT segment, which has a more significant difference in margins, provide further explanation as to why you continue to believe it is economically similar to the other segments despite these differences.
- It appears that many of the US Domestic newspapers have Sunday circulation versus the UK which appears to have only weekday plus Saturday. Please tell us if there is a difference in publishing costs or other effects on margins due to the larger Sunday paper.
- Explain whether the UK segment is also transitioning to a more digitized market as has been demonstrated in U.S. markets.
- Discuss whether advertising customers are similar in national newspapers such as in the USAT segment versus the local newspapers in the USCP and UK segments.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

/s/ Lyn Shenk

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure